

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 26, 2009

Peter T.F.M. Wennink
Chief Financial Officer
ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands

   Re: **ASML Holding N.V.**
     Form 20-F for the fiscal year ended December 31, 2008
     Filed January 26, 2009
     File No. 001-33463

Dear Mr. Wennink:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief